Exhibit 21.1

CHINA 3C GROUP

List of Subsidiaries

Company	Country of Formation
Capital Future Developments Limited	British Virgin Islands
Zhejiang Yong Xin Digital Technology Company, Limited	People’s Republic of China
Yiwu Yong Xin Communication Limited	People’s Republic of China
Hangzhou Wang Da Electronics Company, Limited	People’s Republic of China
Hangzhou Sanhe Electronic Technology, Limited	People’s Republic of China
Shanghai Joy & Harmony Electronic Development Company, Limited	People’s Republic of China